Exhibit 3.2

AMENDMENT TO THE

AMENDED AND RESTATED

BY-LAWS

OF

VIRTUSA CORPORATION

(the “Corporation”)

Article V of the Amended and Restated Bylaws of the Corporation (the “By-laws”), is hereby amended to insert the following Section 5.11 immediately following Section 5.10 of such Article V:

“5.11. Exclusive Jurisdiction of Delaware Courts or the United States District Court for the District of Massachusetts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, or other employee or stockholder of the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or these By-laws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 5.11.”